

May 10, 2012

<u>Via E-mail</u>
Bruce M. Cazenave
Chief Executive Officer
Nautilus, Inc.
16400 S.E. Nautilus Drive
Vancouver, Washington 98683

>**Re: Nautilus, Inc.**
>**Form 10-K for Fiscal Year Ended December 31, 2011**
>**Filed on March 16, 2012**
>**File No. 001-31321**

Dear Mr. Cazenave:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings, and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 1. Business, page 1

Significant Customers, page 5

1. We note that Amazon.com accounted for more than 10 percent of sales in 2011. Please revise the notes to your financial statements to disclose the total amount of revenues from Amazon.com recorded during fiscal year 2011. Please see ASC 280-10-50-42 for guidance.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

Comparison of the Years Ended December 31, 2011 and 2010, Page 16

2.   We note that net sales for the retail segment increased 1.2% percent however, gross profit decreased 14.3%. It appears the change in cost of sales is driving the change in gross profit. Please revise to quantify, discuss, and analyze changes in costs of sales for each segment on a stand-alone basis in addition to your current disclosure which is made in the context of gross profit. In your revised disclosure, please quantify the various factors to which changes in cost of sales are attributed and provide an analysis of the underlying reason for factors identified.

3.   When two or more factors are cited to which changes are attributable, please quantify each of these factors so that readers may understand the magnitude of each. For example, you state that general and administrative expense decreased primarily due to lower depreciation, personal and occupancy expense. Refer to section 501.04 of the Codification of Financial Reporting Releases for guidance.

Signatures, page 50

4.   Please confirm that your principal accounting officer or controller will sign your Form 10-K in his or her individual capacity. Refer to General Instruction D to Form 10-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at (202) 551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at (202) 551-3601 or Max Webb at (202) 551-3755 for any questions regarding legal matters. Please contact me at (202) 551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief